

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2012

<u>Via E-mail</u>
John A. Thain
Chairman and Chief Executive Officer
CIT Group Inc.
11 West 42nd Street
New York, New York 10036

      Re: CIT Group Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 29, 2012
             File No. 1-31369

Dear Mr. Thain:

      We refer you to our comment letter dated November 20, 2012, regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Cecilia Blye

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Todd Schiffman
        Assistant Director
        Division of Corporation Finance